SECURIT 09040156 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~36665~~ 47371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GH Traders, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 W. Chicago Ave., Suite 775
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph I. Goldenberg — 312-356-6100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ralph I. Goldenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GH Traders, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
GH Traders, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of GH Traders, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GH Traders, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2009

GH Traders, LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 366,123
Receivables from	
Clearing brokers	1,568,306
Affiliates	511,610
Securities owned	2,329,357
Memberships and stock in exchange, at cost (fair value $1,136,192)	728,284
Furniture, equipment, computer software, and leasehold improvements, net	873,949
Other assets	202,863
Total assets	$ 6,580,492
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 2,550,861
Class B members' equity subject to mandatory redemption	655,077
Total liabilities	3,205,938
Class A member's equity	3,374,554
Total liabilities and members' equity	$ 6,580,492

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

GH Traders, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission that engages in proprietary trading of futures, options on futures and government securities. The Company clears all exchange traded futures and options on futures activity through a futures commission merchant which had been affiliated by common ownership.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalent: The Company considers all highly liquid debt instruments acquired with a maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. Cash equivalents include certificates of deposit.

Fair Value: Investments are recorded on trade date and reflected at fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157). Unrealized gains and losses are reflected in income.

Securities and Derivative Financial Instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at fair value. Unrealized gains and losses from proprietary transactions are reflected in revenue.

Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, Equipment, Computer Software, and Leasehold Improvements: The Company records furniture, equipment, software, and leasehold improvements at cost. Furniture, equipment, and software are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the improvements.

Memberships and Stock in Exchanges: Memberships in exchanges include both stock in exchanges and trading rights related to specific exchanges. Memberships required to be held by the Company for clearing and other privileges at certain clearing organizations and exchanges are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of impairment. Management believes no such impairment in value occurred in 2008. Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned.

Members' Equity Subject to Mandatory Redemption: Financial Accounting Standards Board (FASB) SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (SFAS 150) establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under SFAS 150, members' equity subject to mandatory redemption is required to be classified as a liability.

Income Taxes: No provision has been made for income taxes as the Company's income or loss is includable in the members' income tax returns.

Note 1. Nature of Organization and Significant Accounting Policies, *Continued*

Recent Accounting Pronouncements: In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS Statement No. 5, *Accounting for Contingencies*. SFAS 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB released SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial position, results from operations and cash flows.

Note 2. Fair Value of Financial Instruments

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Note 2. Fair Value of Financial Instruments, *Continued*

As of December 31, 2008, all stock in exchanges and Treasury bills trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These financial instruments are classified as Level 1 of the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2008 using the fair value hierarchy of SFAS 157:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Certificate of deposit	$ -	$ 309,025	$ -	$ 309,025
Securities owned				
Memberships in exchanges	829,369	-	-	829,369
Treasury bills	1,499,988	-	-	1,499,988
Total assets at fair value	$ 2,329,357	$ 309,025	$ -	$ 2,638,382

Substantially all of the Company's other assets and liabilities other than furniture, equipment, computer software, and leasehold improvements are also considered financial instruments. Except for exchange memberships and stock in exchanges held for operating purposes, these assets and liabilities are reflected at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Furniture, Equipment, Computer Software and Leasehold Improvements

At December 31, 2008, furniture, equipment, computer software and leasehold improvements consist of:

Office furniture and fixtures	$ 478,917
Office equipment	103,962
Computer equipment	2,138,200
Computer software	206,461
Leasehold improvements	1,040,293
	3,967,833
Accumulated depreciation and amortization	(3,093,884)
	$ 873,949

Note 4. Related-Party Transactions

The Company clears its commodities transactions through a former affiliate. At December 31, 2008, receivable from clearing brokers includes $1,568,119 due from this former affiliate.

The former affiliate provides various services, administrative support, and office space to the Company. and paid.

At December 31, 2008, the Company has a receivable of $511,610 for reimbursement of services paid by the Company on behalf of companies affiliated by common ownership.

Note 5. Members' Equity Subject to Mandatory Redemption and Members' Equity

The Company's operating agreement provides for A and B classes of members' equity having varying rights, preferences and obligations. The Managers, as defined in the operating agreement, have the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members. The Company, under certain circumstances, has the obligation to repurchase all or a portion of a Class B member's interest.

Note 6. Commitments and Contingencies

The Company leases office space under noncancelable operating lease agreements that expire at various dates through February 2019. At December 31, 2008, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2009	$ 1,380,068
2010	1,380,068
2011	1,380,068
2012	1,167,006
2013	527,820
Thereafter	2,727,072
	$ 8,562,102

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position or results of operations of the Company.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Employee Benefit Plan

The Company maintains a salary reduction 401(k) plan for qualified U.S. resident employees. The Company may elect to match employees' contributions to these plans, subject to certain limitations, as set forth in the plan agreement.

Note 9. Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options on futures. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 9. Financial Instruments, *Continued*

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's other proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Concentration of Credit Risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

The Company, from time to time, has cash and certificates of deposit in excess of federally insured limits. Management believes that the Company is not exposed to any significant credit risk on cash and certificates of deposit.

Note 10. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company has elected the alternative standard, and is required to maintain "net capital" equal to $250,000 or 2 percent of "aggregate debits," whichever is greater, as these terms are defined. Net capital changes from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $1,109,000 and $250,000, respectively. The net capital rule may effectively restrict the withdrawal of equity.

McGladrey & Pullen
Certified Public Accountants

GH Traders, LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.